

May 4, 2010

Mr. Robert S. Tissue
Sr. Vice President & Chief Financial Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

> **RE:** **Summit Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed May 30, 2010**
> **File No. 000-16587**

Dear Mr. Tissue:

We have reviewed the above-referenced filing as well as your response letter dated February 10, 2010 and have the following comments. Where indicated, we think you should revise your future filings starting with your March 31, 2010 Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Goodwill, page 24

1.   We note that you performed your annual goodwill impairment test during the 3rd quarter of 2009 and determined that goodwill was not impaired. Please provide us with and revise your future filings to disclose the following information as it relates to the testing performed:

- Disclose your reporting units and for each reporting unit provide the fair value, carrying amount and allocated goodwill;

- Identify those reporting units that failed Step 1 of the goodwill impairment test, if any; and

- Provide a description of the methods and key assumptions used in determining the fair value of each reporting unit for purposes of your goodwill impairment testing.

Asset Quality, page 32

Specific Reserve for Loans Individually Evaluated, page 35

2.   We note that your coverage ratio of the allowance for loans losses to nonperforming loans decreased significantly during 2008 and 2009. As of December 31, 2009 your allowance for loan losses covered only 25% of your nonperforming loans. We acknowledge your disclosure on page 36 that this is largely attributable to the fact that 60% of your impaired loans did not require a specific allocation of the allowance for loan losses due to the value of the underlying collateral. In this regard, we note your response to comment one of our letter dated October 31, 2009 and your disclosure on page 35 regarding your policy for estimating the fair value of collateral-dependent impaired loans. You disclose that you obtain appraisals for collateral underlying impaired loans at least every twelve months and more frequently when there is a known deterioration in the collateral's value. Please explain to us how you determine whether there is a "known deterioration" in collateral value. In this regard, explain whether you make this assessment on a property-by-property basis or whether you consider the broader economic climate and widespread deterioration in real estate values when determining the need to obtain updated appraisals. To the extent possible, please tell us the average age of the appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009 for both impaired loans that did not require specific allowances and for those loans that did require specific allowances.

3.   PLACEHOLDER COMMENT

Liquidity and Capital Resources, page 37

4.   Given your reliance on wholesale borrowings (including brokered deposits), please revise your future filings to provide a more comprehensive discussion of your liquidity risk management policies. Include a description of your liquidity

contingency plan which should address how you expect funding requirements to evolve under various scenarios (including adverse conditions) and your procedures for making up cash flow shortfalls in emergency situations. Provide us with a draft of your proposed disclosures.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief